UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China Ming Yang Wind Power Group Limited

(Name of the Issuer)

China Ming Yang Wind Power Group Limited

Zhongshan Ruisheng Antai Investment Co., Ltd

Regal Concord Limited

Regal Ally Limited

Chuanwei Zhang

First Windy Investment Corp.

Ling Wu

Rich Wind Energy Three Corp.

Jiawan Cheng

Yunshan Jin

Zhongmin Shen

Jinfa Wang

Jianren Wen

Rui Zhang

Anhui Zhongan Xinzhao Private Equity Investment LLP

Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company

China Merchants Kunlun Capital Co., Ltd.

Dajun Shengshi Selection Investment Fund

Shanghai Dajun Asset Management Fund

Shanghai Dajun Guancheng Capital Fund

Zhejiang Dajun Asset Management Company Limited

Xiang Hu

Guangzhou Huifu Kaile Investment (L.P.)

Guangzhou Huiyin Bosen Investment (L.P.)

Guangzhou HYAF Fund Management Ltd. Company

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

16951C108

(CUSIP Number)1

China Ming Yang Wind Power Group Limited

Ming Yang Industry Park

22 Torch Road, Torch Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Attention: Ng Kwok Yin, Ricky

Telephone: +86 760-2813-8666

Zhongshan Ruisheng Antai Investment Co., Ltd

Room 101, Ming Yang Electrical Office Building

25 Jiang Ling West Road, Torch Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Attention: Chuanwei Zhang

Telephone: +86 760-2813-8888

Regal Concord Limited Ming Yang Industry Park 22 Torch Road, Torch Development Zone Zhongshan, Guangdong 528437 People’s Republic of China Attention: Chuanwei Zhang Telephone: +86 760-2813-8666	Regal Ally Limited Unit 201, 2/F, Malaysia Building 50 Gloucester Road Wanchai, Hong Kong Attention: Nana Wong Telephone: +852 2527-5497

Chuanwei Zhang

First Windy Investment Corp.

Ling Wu

Rich Wind Energy Three Corp.

Jiawan Cheng

Yunshan Jin

Zhongmin Shen

Jinfa Wang

Jianren Wen

Rui Zhang

c/o China Ming Yang Wind Power Group Limited

Ming Yang Industry Park

22 Torch Road, Torch Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Telephone: +86 760-2813-8666

Anhui Zhongan Xinzhao Private Equity Investment LLP

Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company

China Merchants Kunlun Capital Co., Ltd.

20F Tower B, East Pacific International Center,

No.7888 Shennan Avenue, Futian District,

Shenzhen 518040

People’s Republic of China

Attention: Duanyi Mao

Telephone: +86 755-8891-7931

Dajun Shengshi Selection Investment Fund

Shanghai Dajun Asset Management Fund

Shanghai Dajun Guancheng Capital Fund

Zhejiang Dajun Asset Management Company Limited

Xiang Hu

Room 1601, Taikang International Building, No.2 Wudinghou Street, Xicheng District,

Beijing, 100140, People’s Republic of China

Attention: Qiaoning Chen

Telephone: +86 10-5608-6973

Guangzhou HYAF Fund Management Ltd. Company

Guangzhou Huifu Kaile Investment (L.P.)

Guangzhou Huiyin Bosen Investment (L.P.)

Room 5205, International Finance Centre,

Zhujiang West Road, Zhujiang New Town,

Guangzhou, People’s Republic of China

Attention: Junshi Wu

Tel: +86 20-2338-8666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: +86 10 6535-5577	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35/F ICBC Tower 3 Garden Road Central, Hong Kong Facsimile: +852 28697694

Karen M. Yan, Esq.

Fenwick & West LLP

Unite 908, Kerry Parkside Office

No. 1155 Fang Dian Road

Pudong, Shanghai 201204, People’s Republic of China

Telephone: +86 21 8017-1206

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$204,164,489	$20,559.36

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.51 for 80,419,301 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction and (b) the product of 1,895,118 ordinary shares issuable under all outstanding options and share purchase right multiplied by $1.22 per share (which is the difference between $2.51 per share merger consideration and the weighted average exercise price of $1.29 per share (the “Transaction Valuation”))
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

		Page

Item 15	Additional Information	2

Item 16	Exhibits	3

INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Ming Yang Wind Power Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of ordinary shares, par value US$0.001 per share (collectively the “Shares” and each a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing one ordinary share of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Chuanwei Zhang (“Mr. Zhang”), a citizen of the People’s Republic of China; (c) First Windy Investment Corp., a business company with limited liability incorporated under the laws of the British Virgin Islands; (d) Ms. Ling Wu, a citizen of Saint Christopher and Nevis; (e) Rich Wind Energy Three Corp., a business company with limited liability incorporated under the laws of the British Virgin Islands; (f) Mr. Jinfa Wang, a citizen of the People’s Republic of China; (g) Mr. Jianren Wen, a citizen of the People’s Republic of China; (h) Mr. Yunshan Jin, a citizen of the People’s Republic of China; (i) Mr. Jiawan Cheng, a citizen of the People’s Republic of China; (j) Mr. Zhongmin Shen, a resident of the Hong Kong Special Administrative Region; (k) Mr. Rui Zhang, a citizen of the People’s Republic of China; (l) Shanghai Dajun Guancheng Capital Fund, a limited partnership formed under the laws of the People’s Republic of China; (m) Shanghai Dajun Asset Management Fund, a limited partnership formed under the laws of the People’s Republic of China; (n) Zhejiang Dajun Asset Management Company Limited, a limited liability company organized under the laws of the People’s Republic of China; (o) Dajun Shengshi Selection Investment Fund, a private investment fund raised under the laws of the People’s Republic of China and managed by Zhejiang Dajun Asset Management Company Limited; (p) Mr. Xiang Hu, a citizen of the People’s Republic of China; (q) Guangzhou HYAF Fund Management Ltd. Company, a limited liability company organized under the laws of the People’s Republic of China; (r) Guangzhou Huifu Kaile Investment (L.P.), a limited partnership formed under the laws of the People’s Republic of China; (s) Guangzhou Huiyin Bosen Investment (L.P.), a limited partnership formed under the laws of the People’s Republic of China; (t) Anhui Zhongan Xinzhao Private Equity Investment LLP, a limited partnership formed under the laws of the People’s Republic of China; (u) Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company, a limited liability company incorporated under the laws of the Peoples’ Republic of China; (v) China Merchants Kunlun Capital Co., Ltd., a limited liability company incorporated under the laws of the Peoples’ Republic of China; (w) Zhongshan Ruisheng Antai Investment Co., Ltd, a limited liability company incorporated under the laws of the People’s Republic of China (“Holdco”), (x) Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); and (y) Regal Ally Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Mr. Zhang, First Windy Investment Corp., Ms. Ling Wu, Rich Wind Energy Three Corp., Mr. Jinfa Wang, Mr. Jianren Wen, Mr. Yunshan Jin, Mr. Jiawan Cheng, Mr. Zhongmin Shen and certain other rollover shareholders, namely Yuan Li, Eapard Investment Management Co., Ltd., Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Guomin Chen, Xueliang Ma, Yanhua Li, Renjing Cao and Longquan Yan, are collectively referred to herein as the “Rollover Shareholders.” Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited, Dajun Shengshi Selection Investment Fund, Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.), Guangzhou Huiyin Bosen Investment (L.P.), and Anhui Zhongan Xinzhao Private Equity Investment LLP are collectively referred to herein as the “Sponsors.” Holdco, Parent, Merger Sub, the Sponsors and the Rollover Shareholders are collectively referred to herein as the “Buyer Group.” Mr. Zhang, First Windy Investment Corp., Ms. Ling Wu, Rich Wind Energy Three Corp., Mr. Rui Zhang, Mr. Jinfa Wang, Mr. Jianren Wen, Mr. Yunshan Jin, Mr. Jiawan Cheng, Mr. Zhongmin Shen, Sponsors, Mr. Xiang Hu, Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company, China Merchants Kunlun Capital Co., Ltd., Holdco, Parent and Merger Sub are collectively referred to herein as the “Buyer Group Filing Persons.”

The Transaction Statement relates to the agreement and plan of merger dated as of February 2, 2016 (the “Merger Agreement”), by and among the Company, Holdco, Parent and Merger Sub, pursuant to which the Merger Sub was merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 15	Additional Information

The disclosure under Item 15 required by Item 1011(c) of Regulation M-A is as follows:

On June 6, 2016, an extraordinary general meeting of the shareholders of the Company was held at 9:00 a.m. (Beijing time) at Mingyang Industry Park, 22 Torch Road, Torch Development Zone, Zhongshan, Guangdong, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger.

On June 22, 2016 (Cayman Islands time), the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of June 22, 2016, pursuant to which the Merger became effective on June 22, 2016. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, other than (a) Shares beneficially owned by the Rollover Shareholders (the “Rollover Shares”), (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”) (the “Dissenting Shares”), (c) Shares owned by any of the Company and its subsidiaries (the “Group Companies”) (if any) and (d) Shares (including Shares held by the ADS Depositary (as defined below) in respect of ADSs) reserved (but not yet allocated) by the Company, immediately prior to the Effective Time, for issuance and allocation upon exercise or settlement of each outstanding option award issued by the Company pursuant to the Company’s 2010 Equity Incentive Plan (as amended on September 1, 2013) (the “Share Incentive Plan”) that entitles the holder thereof to purchase one Share upon the vesting of such award (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), was cancelled and ceased to exist in exchange for the right to receive US$2.51 (the “Per Share Merger Consideration”) and each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) was cancelled in exchange for the right to receive US$2.51 (the “Per ADS Merger Consideration”) (less an ADS cancellation fee of US$0.05 per ADS), in each case, in cash, without interest and net of any applicable withholding taxes. Each Rollover Share issued and outstanding immediately prior to the Effective Time was converted into one ordinary share of the Surviving Company at the Effective Time and holders thereof were not entitled to receive the consideration described in the immediately preceding sentence. The Excluded Shares (other than the Dissenting Shares), including Excluded Shares represented by ADSs (other than ADSs that represent the Dissenting Shares), issued and outstanding immediately prior to the Effective Time, were cancelled and ceased to exist without payment of any consideration or distribution therefor. The Dissenting Shares issued and outstanding immediately prior to the Effective Time were cancelled and the former holders thereof shall have the right to receive only the payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Law.

At the Effective Time, each option to purchase Shares (the “Company Option”) under the Share Incentive Plan that is then vested, outstanding and unexercised was cancelled and the former holder thereof shall have the right to receive as soon as practicable following the Effective Time an amount in cash equal to the excess of US$2.51 over the applicable per share exercise price of such Company Option multiplied by the number of Shares underlying such Company Option, without interest and net of any applicable withholding taxes. If consented to by the holder of such unvested Company Option, each Company Option under the Share Incentive Plan that was unvested and outstanding immediately prior to the Effective Time was cancelled without any payment therefor with such cancellation effective as of the Effective Time. In consideration for the cancellation of the unvested Company Options , each former holder has the opportunity to purchase (the “Purchase Opportunity”), as soon as is practicable following the Effective Time, that number of the Surviving Company’s ordinary shares that is equal to the aggregate spread value of his or her cancelled unvested Company Options immediately prior to the Merger by paying US$0.001 per ordinary share of the Surviving Company (which amount represents the par value of an ordinary share of the Surviving Company). The “spread value” of an unvested Company Option will be calculated as US$2.51 minus the per share exercise price of the unvested Company Option multiplied by the number of the Company’s Shares that were subject to the unvested Company Option immediately prior to the Effective Time. If a holder of an unvested Company Option did not consent to the treatment described above, such holder’s Company Options were treated as vested Company Options.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

On June 22, 2016, Mr. Zhang, First Windy Investment Corp., Ms. Ling Wu and Rich Wind Energy Three Corp, together with the Rollover Shareholders, entered into an amended and restated rollover agreement with Parent (the “Amended Rollover Agreement”), pursuant to which the Rollover Shareholders agreed to convert, for nil consideration, 71,250,555 Ordinary Shares beneficially owned by them, into newly issued ordinary shares of the Surviving Company at the effective time of the Merger. The description of the Amended Rollover Agreement contained herein is qualified in its entirety by reference to Exhibit (d)-(9), which Exhibit is incorporated herein by reference.

On June 22, 2016, the members of the Buyer Group entered into an amended and restated consortium agreement (the “Amended Consortium Agreement”) relating to the Proposed Transaction to reflect, among other things, the change in the number of rollover shares and the consequential changes to the capitalization of the Surviving Company. The description of the Amended Consortium Agreement contained herein is qualified in its entirety by reference to Exhibit (d)-(10), which Exhibit is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)**	Proxy Statement of the Company dated May 5, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 3, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(a)-(7)	Press Release issued by the Company, dated May 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 5, 2016.

(a)-(8)	Press Release issued by the Company, dated June 6, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 6, 2016.

(b)-(1)	Equity Commitment Letter, dated as of February 4, 2016, by Chuanwei Zhang in favor of Regal Concord Limited, incorporated herein by reference to Exhibit 99.E to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(2)	Equity Commitment Letter, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.F to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(3)	Equity Commitment Letter, dated as of February 2, 2016, by Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.) and Guangzhou Huiyin Bosen Investment (L.P.) in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.G to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(4)	Equity Commitment Letter, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited and Dajun Shengshi Selection Investment Fund in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.H to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(5)	Debt Commitment Letter, dated as of February 2, 2016, by Guangdong Branch of China Construction Bank in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.I to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated February 2, 2016, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 2, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of February 2, 2016, among China Ming Yang Wind Power Group Limited, Zhongshan Ruisheng Antai Investment Co., Ltd, Regal Concord Limited and Regal Ally Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Chuanwei Zhang in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(3)	Limited Guarantee, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(4)	Limited Guarantee, dated as of February 2, 2016, by Guangzhou Huifu Kaile Investment (L.P.) in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(5)	Limited Guarantee, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(6)	Consortium Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, Ling Wu, First Windy Investment Corp., Rich Wind Energy Three Corp., Guangzhou Huifu Kaile Investment (L.P.) and Shanghai Dajun Guancheng Capital Fund incorporated herein by reference to Exhibit 99.C to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(7)	Rollover Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co.Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(8)	Support Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co.Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(9)	Amended and Restated Rollover Agreement, dated June 22, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co.Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited.

(d)-(10)	Amended and Restated Consortium Agreement, dated June 22, 2016, by and among Chuanwei Zhang, Ling Wu, First Windy Investment Corp., Rich Wind Energy Three Corp., Anhui Zhongan Xinzhao Private Equity Investment LLP, Guangzhou Huifu Kaile Investment (L.P.) and Shanghai Dajun Guancheng Capital Fund.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on March 2, 2016.
**	Previously filed on May 5, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

China Ming Yang Wind Power Group Limited

By	/s/ Stephen Markscheid
Name:	Stephen Markscheid
Title:	Director

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Zhongshan Ruisheng Antai Investment Co., Ltd

By	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Director

Regal Concord Limited

By	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Director

Regal Ally Limited

By	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Director

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Chuanwei Zhang

/s/ Chuanwei Zhang

First Windy Investment Corp.

By	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Director

Ling Wu

/s/ Ling Wu

Rich Wind Energy Three Corp.

By	/s/ Ling Wu
Name:	Ling Wu
Title:	Director

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Shanghai Dajun Guancheng Capital Fund

By	/s/ Xiang Hu
Name:	Xiang Hu
Title:	Executive Partner Delegate

Shanghai Dajun Asset Management Fund

By	/s/ Xiang Hu
Name:	Xiang Hu
Title:	Executive Partner Delegate

Zhejiang Dajun Asset Management Company Limited

By	/s/ Xiang Hu
Name:	Xiang Hu
Title:	General Manager

Dajun Shengshi Selection Investment Fund

By	/s/ Xiang Hu
Name:	Xiang Hu
Title:	Authorized Signatory

Xiang Hu

/s/ Xiang Hu

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Guangzhou HYAF Fund Management Ltd. Company

By	/s/ Luo Jin
Name:	Luo Jin
Title:	Chairman

Guangzhou Huifu Kaile Investment (L.P.)

By	/s/ Li Xiangmin
Name:	Li Xiangmin
Title:	Appointed Representative

Guangzhou Huiyin Bosen Investment (L.P.)

By	/s/ Li Xiangmin
Name:	Li Xiangmin
Title:	Appointed Representative

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Anhui Zhongan Xinzhao Private Equity Investment LLP

By	/s/ Guang Yang
Name:	Guang Yang
Title:	Executive Partner Delegate

Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company

By	/s/ Guang Yang
Name:	Guang Yang
Title:	Executive Partner Delegate

China Merchants Kunlun Capital Co., Ltd.

By	/s/ Guang Yang
Name:	Guang Yang
Title:	Executive Partner Delegate

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Jinfa Wang

/s/ Jinfa Wang

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Jianren Wen

/s/ Jianren Wen

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Yunshan Jin

/s/ Yunshan Jin

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Jiawan Cheng

/s/ Jiawan Cheng

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Zhongmin Shen

/s/ Zhongmin Shen

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Rui Zhang

/s/ Rui Zhang

[Signature Page to Schedule 13E-3/A]

EXHIBIT INDEX

(a)-(1)**	Proxy Statement of the Company dated May 5, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 3, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(a)-(7)	Press Release issued by the Company, dated May 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 5, 2016.

(a)-(8)	Press Release issued by the Company, dated June 6, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 6, 2016

(b)-(1)	Equity Commitment Letter, dated as of February 4, 2016, by Chuanwei Zhang in favor of Regal Concord Limited, incorporated herein by reference to Exhibit 99.E to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(2)	Equity Commitment Letter, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.F to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(3)	Equity Commitment Letter, dated as of February 2, 2016, by Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.) and Guangzhou Huiyin Bosen Investment (L.P.) in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.G to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(4)	Equity Commitment Letter, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited and Dajun Shengshi Selection Investment Fund in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.H to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(5)	Debt Commitment Letter, dated as of February 2, 2016, by Guangdong Branch of China Construction Bank in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.I to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated February 2, 2016, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 2, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of February 2, 2016, among China Ming Yang Wind Power Group Limited, Zhongshan Ruisheng Antai Investment Co., Ltd, Regal Concord Limited and Regal Ally Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Chuanwei Zhang in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(3)	Limited Guarantee, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(4)	Limited Guarantee, dated as of February 2, 2016, by Guangzhou Huifu Kaile Investment (L.P.) in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(5)	Limited Guarantee, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(6)	Consortium Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, Ling Wu, First Windy Investment Corp., Rich Wind Energy Three Corp., Guangzhou Huifu Kaile Investment (L.P.) and Shanghai Dajun Guancheng Capital Fund incorporated herein by reference to Exhibit 99.C to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(7)	Rollover Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co. Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(8)	Support Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co. Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(9)

Amended and Restated Rollover Agreement, dated June 22, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co.Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited.

(d)-(10)

Amended and Restated Consortium Agreement, dated June 22, 2016, by and among Chuanwei Zhang, Ling Wu, First Windy Investment Corp., Rich Wind Energy Three Corp., Anhui Zhongan Xinzhao Private Equity Investment LLP, Guangzhou Huifu Kaile Investment (L.P.) and Shanghai Dajun Guancheng Capital Fund.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on March 2, 2016.
**	Previously filed on May 5, 2016.